

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2021

Amir Schlachet
Chief Executive Officer
Global-E Online Ltd.
25 Basel Street
Petah Tikva 4951038, Israel

>   **Re: Global-E Online Ltd.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed April 28, 2021**
>   **File No. 333-253999**

Dear Mr. Schlachet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2021 letter.

Amendment No. 2 to Form F-1

Recent Developments
Preliminary Results for the Three Months Ended March 31, 2021, page 7

1.   Please revise to include a footnote that describe the terms of the warrants issued to Shopify. This disclosure should include pro forma effects on your preliminary results as well as anticipated effect on your financial statements over the next four years that these warrants vest.

2.   Please revise your Adjusted EBITDA reconciliation table to include a footnote that describes the impact of the Shopify warrants on this Non-GAAP measure.

<u>Services and Partnership Agreement, page 145</u>

3. Please revise this section to note that the percentage-based fee of GMV you will pay to Shopify could have a negative impact on the company's gross margin. Please add similar disclosure to the risk factor on page 20.

<u>Notes to the Consolidated Financial Statements</u>
<u>15. Subsequent Events, page F-36</u>

4. We note your prior comment 2 and have the following comments. Please add pro forma information to clearly disclose the impact the Shopify warrants will have on your financial position and results of operations. Due to the materiality of these warrants, consider presenting pro forma statements, on the balance sheet, in columnar form on the face of the historical statements. See ASC 855-10-50-3. Disclose the expected expense to be recognized in each period of amortization and its classification. Also, disclose the impact the warrants will have on earnings per share. We refer you to ASC 260-10-45-13.

  You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

  Sincerely,

  Division of Corporation Finance
  Office of Technology

cc: Josh Kiernan